Catalyst Paper Corporation 16th Floor, 250 Howe Street Vancouver, British Columbia Canada V6C 3R8 Tel: 604 654 4000 Fax: 604 654 4048

News Release

April 18, 2006

Catalyst names IPI top supplier of newspapers for recycling

Vancouver (BC) – A consistent record of supplying clean, high-quality recovered newspapers has earned International Paper Industries (IPI) recognition as Catalyst Paper’s recovered paper supplier of the year for 2005.

Catalyst’s Paper Recycling Division – the largest facility of its kind in Western Canada – has presented the award annually since 1998 as part of the company’s commitment to continuous improvement. Suppliers are rated on the quality of the paper they provide, service efficiency and timely response and their reliability and flexibility in shipping.

This is the first time IPI, a division of Halton Recycling, has won the award. Headquartered in Burlington, Ontario, the company has shipped recovered newspapers to Catalyst from North Vancouver, Vancouver, Surrey, Nanaimo, Victoria and Courtenay/Comox since 1991. In the Coquitlam recycling facility, the paper is pulped, de-inked and sent to Catalyst’s other mills.

Paper Recycling Division general manager Tom Fawcett said the award reflects the value Catalyst places on environmental sustainability, quality and buying recovered paper close to home.

“In the last few years our suppliers have spent millions on the latest sorting and separating equipment,” said Fawcett. “That means we receive clean paper, which has helped us cut shipments to landfills by 20 per cent, reduces wear and tear in our mill and results in better-quality pulp.”

Fawcett said IPI has distinguished itself for quality, reliability and service.

“IPI does an outstanding job of providing clean, locally recovered paper,” he said. “The newspapers they supply are consistently free of plastic, metal and other materials. And buying locally sustains our economy and reduces the emissions created when recovered paper is shipped long distances.”

Since Catalyst’s recycling facility opened in 1991, the recovery rate for newspapers in BC has risen from about 40 per cent to more than 70 per cent. Catalyst annually processes 163,000 tonnes of this paper and uses it to make new paper products that include as much as 40 per cent recycled content.

Catalyst is a leading producer of mechanical printing papers in North America. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing 3,800 people at sites within a 160 kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.5 million tonnes of product. Catalyst Paper Corporation common shares trade on the Toronto Stock Exchange under the symbol CTL. The company is headquartered in Vancouver, BC.

For more information:

Lyn Brown
Vice-President, Corporate Affairs and Social Responsibility
604-654-4212